03011277

** AM 3/5/2003

VF 3-6-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Life Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Liberty Way
(No. and Street)

Dover	NH	03820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John T. Treece (603)749-2600 x36281
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – of individual, state last, first, middle name)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John T. Treece, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Liberty Life Securities LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President, CCO, FINOPS
Title

Vicki L. Laplume
Notary Public

VICKI L. LAPLUME
Notary Public - New Hampshire
My Commission Expires December 18, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liberty Life Securities LLC

Audited Financial Statements
and Supplemental Information

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

Board of Managers
Liberty Life Securities LLC

We have audited the accompanying statement of financial condition of Liberty Life Securities LLC (the Company) as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Life Securities LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 14, 2003

Liberty Life Securities LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$1,173,963
Accounts receivable	40,418
Prepaid expense	90,727
Total assets	$1,305,108
Liabilities and member's equity	
Liabilities:	
Due to Liberty Life Assurance Company of Boston	$ 389,370
Commissions payable	3,283
Total liabilities	392,653
Member's equity:	
Contributed capital	200,000
Retained earnings	712,455
Total member's equity	912,455
Total liabilities and member's equity	$1,305,108

See accompanying notes.

Liberty Life Securities LLC

Statement of Operations

Year ended December 31, 2002

Revenues:	
Commission income	$ 901,401
Total revenues	901,401
Expenses:	
Commission expense	584,646
Salary expense	370,819
General expense	246,409
Registration and licensing fees	26,006
Total expenses	1,227,880
Net loss	$ (326,479)

See accompanying notes.

Liberty Life Securities LLC

Statement of Changes in Member's Equity

	Contributed Capital	**Retained Earnings**	**Total**
Balance at January 1, 2002	$200,000	$1,038,934	$1,238,934
Net loss	-	(326,479)	(326,479)
Balance at December 31, 2002	$200,000	$ 712,455	$ 912,455

See accompanying notes.

Liberty Life Securities LLC

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net loss	$ (326,479)
Adjustments to reconcile net loss to net cash used in operating activities:	
Accounts receivable	2,298
Due from Keyport Financial Services Corporation	3,653
Prepaid expense	(78,174)
Due to Liberty Life Assurance Company of Boston	371,200
Commissions payable	(1,355)
Net cash used in operating activities	(28,857)
Net decrease in cash	(28,857)
Cash at beginning of year	1,202,820
Cash at end of year	$1,173,963

See accompanying notes.

Liberty Life Securities LLC

Notes to Financial Statements

December 31, 2002

1. Nature of Business and Organization

Liberty Life Securities LLC (the Company) acts as a retail broker/dealer distributing variable annuity contracts and variable life insurance contracts issued by insurance companies directly to institutional and individual investors in the United States. Additionally, the Company acts as a retail broker/dealer distributing redeemable securities issued by open-end and closed-end management investment companies.

The Company is wholly owned by Liberty Life Assurance Company of Boston. Liberty Life Assurance Company of Boston is wholly owned by Liberty Life Holdings, Inc., which is 90% owned by Liberty Mutual Insurance Company and 10% owned by Liberty Mutual Fire Insurance Company. Liberty Mutual Insurance Company and Liberty Mutual Fire Insurance Company are both wholly owned by Liberty Mutual Group, Inc. Liberty Mutual Group, Inc. is wholly owned by LMHC Massachusetts Holdings Inc., which is wholly owned by Liberty Mutual Holding Company Inc.

The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

The financial statements have been prepared from the records maintained by the Company and are not necessarily indicative of the financial condition or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation (see Note 3).

2. Significant Accounting Policies

Revenue Recognition

Commissions are calculated as a contractual percentage of sales and are recognized on a trade-date basis.

Income Taxes

The Company has elected to be treated as a partnership for tax reporting purposes. As such, there is no provision for state and federal income taxes as the Liberty Life is taxed on the Company's earnings.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. Related-Party Transactions

Services Agreement

Under an amended Service Agreement between the Company, Liberty Life, and Liberty Mutual, Liberty Mutual provides personnel, office space, equipment, computer processing and other services. The Company reimburses Liberty Mutual for these services at cost, and for any other special services supplied at the Company's request. Substantially all of the Company's salary and general expenses incurred in 2002 related to this agreement. The amended agreement also states that the Company will no longer be reimbursed for expenses that it pays directly.

4. Benefit Plans

Significant benefit plans are sponsored by Liberty Mutual and the associated costs are shared by members of the Liberty Companies. Liberty Mutual's sponsored plans are summarized as follows:

(a) ***Pension Plan***

Liberty Mutual sponsors noncontributory defined benefit pension plans (the Plans) covering U.S. employees who have attained age 21 and have completed one year of service and Canadian employees who have completed one year of service. The benefits are based on years of service and the employee's "final average compensation" which is the employee's average annual compensation for the highest five consecutive calendar years during the ten years immediately preceding retirement.

Assets of the Plans consist primarily of investments in life insurance company separate accounts and a collective investment trust fund, which invests primarily in fixed income and Standard and Poor's Index of 500 equity securities. At December 31, 2002

4. Benefit Plans (continued)

(a) ***Pension Plan (continued)***

assets of the Plans totaling $1,719,684 were held in separate accounts managed by Liberty Life.

(b) ***Postretirement Benefits***

Liberty Mutual provides certain health care and life insurance benefits (postretirement) for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age and have ten years of service working for the Liberty Companies. Alternatively, retirees may elect certain prepaid health care benefit plans. Life insurance benefits are based upon a participant's final compensation subject to the plan maximum.

(c) ***Thrift-Incentive Plan***

Liberty Mutual sponsors a defined contribution savings plan for all employees of the Liberty Companies who meet certain eligibility requirements. During 2002 employees were permitted to contribute a percentage of their annual compensation on a combined before-tax and after-tax basis, subject to certain limitations imposed by the Tax Reform Act of 1986. In 2002 Liberty Mutual matched a percentage of contributions made by employees.

The total amount charged to LLS, covering their employees for the above three benefit plans was $17,218 in 2002.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital and a minimum net capital requirement of $912,455 and $26,176, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 0.43:1.

Supplemental Information

Liberty Life Securities LLC

Schedule I—Computation of Net Capital Under Rule 15c3-l of the Securities and Exchange Commission

December 31, 2002

Aggregate indebtedness	$392,653
Net capital:	
Member's capital	$912,455
Less nonallowable assets	0
Total net capital	$912,455
Net capital requirements:	
$25,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$ 26,176
Net capital in excess of requirements	886,279
Total net capital	$912,455
Ratio of aggregate indebtedness to net capital	0.43:1

Liberty Life Securities LLC

Schedule II—Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
and
Schedule III—Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company is exempt from Rule 15c3-3 under the provisions of paragraph (k)(2)(i) of that rule at December 31, 2002.

Liberty Life Securities LLC

Schedule IV—Reconciliation of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission in this Audit Report to the Company's Unaudited Form X-17a-5, Part IIA

December 31, 2002

No differences exist between the computation of aggregate indebtedness and net capital under Rule 15c3-1 included in this Audit Report and the computations included in the amended unaudited Form X-17a-5, Part IIA filing as of December 31, 2002.

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

Report of Independent Auditors

Board of Managers
Liberty Life Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Liberty Life Securities LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 14, 2003